UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

JP ENERGY PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

46643C 109

(CUSIP Number)

March 8, 2017

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y938M 101	Schedule 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Magnolia Infrastructure Holdings, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (2)
	6	SHARED VOTING POWER 0 (2)
	7	SOLE DISPOSITIVE POWER 0 (2)
	8	SHARED DISPOSITIVE POWER 0 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Not Applicable
12	TYPE OF REPORTING PERSON OO

(1)	All of the common and subordinated units in the Issuer held byJP Energy Development LP (“JPED”) were distributed to its parent AL Lonestar, LLC (“AL Lonestar”). Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”) is successor by merger to AL Lonestar, which is successor by merger to Lonestar Midstream Holdings, LLC (“Lonestar Midstream”). Magnolia Holdings therefore was the holder of all the common and subordinated units in the Issuer formerly held by JPED and Lonestar Midstream.
(2)	On March 8, 2017, all of the common and subordinated units in the Issuer held beneficially or otherwise by the Reporting Persons were converted into common units of AMID upon the completion of the acquisition of the Issuer by American Midstream Partners, LP (“AMID”) pursuant to that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Issuer, JPE Energy GP II LLC, AMID, American Midstream GP, LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC.

CUSIP: 46643C 109	Schedule 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS ArcLight Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Not Applicable
12	TYPE OF REPORTING PERSON OO

(1)	On March 8, 2017, all of the common and subordinated units in the Issuer held beneficially or otherwise by the Reporting Persons were converted into common units of AMID upon the completion of the acquisition of the Issuer by American Midstream Partners, LP (“AMID”) pursuant to that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Issuer, JPE Energy GP II LLC, AMID, American Midstream GP, LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC.

CUSIP: 46643C 109	Schedule 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS ArcLight Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Not Applicable
12	TYPE OF REPORTING PERSON OO

(1)	On March 8, 2017, all of the common and subordinated units in the Issuer held beneficially or otherwise by the Reporting Persons were converted into common units of AMID upon the completion of the acquisition of the Issuer by American Midstream Partners, LP (“AMID”) pursuant to that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Issuer, JPE Energy GP II LLC, AMID, American Midstream GP, LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC.

CUSIP: 46643C 109	Schedule 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS ArcLight Energy Partners Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Not Applicable
12	TYPE OF REPORTING PERSON PN

(1)	On March 8, 2017, all of the common and subordinated units in the Issuer held beneficially or otherwise by the Reporting Persons were converted into common units of AMID upon the completion of the acquisition of the Issuer by American Midstream Partners, LP (“AMID”) pursuant to that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Issuer, JPE Energy GP II LLC, AMID, American Midstream GP, LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC.

CUSIP: 46643C 109	Schedule 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS Daniel R. Revers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Not Applicable
12	TYPE OF REPORTING PERSON IN

(1)	On March 8, 2017, all of the common and subordinated units in the Issuer held beneficially or otherwise by the Reporting Persons were converted into common units of AMID upon the completion of the acquisition of the Issuer by American Midstream Partners, LP (“AMID”) pursuant to that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Issuer, JPE Energy GP II LLC, AMID, American Midstream GP, LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC.

CUSIP: 46643C 109	Schedule 13G	Page 7 of 11

ITEM 1.	(a) Name of Issuer:

JP Energy Partners LP (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

ITEM 2.	(a) Name of Person Filing:

Magnolia Infrastructure Holdings, LLC

ArcLight Capital Partners, LLC

ArcLight Capital Holdings, LLC

ArcLight Energy Partners Fund V, L.P.

Daniel R. Revers

(b) Address or Principal Business Office:

Principal business office of all persons filing:

200 Clarendon Street

55th Floor

Boston, MA 02117

(c) Citizenship:

Magnolia Infrastructure Holdings, LLC	Delaware
ArcLight Capital Partners, LLC	Delaware
ArcLight Capital Holdings, LLC	Delaware
ArcLight Energy Partners Fund V, L.P.	Delaware
Daniel R. Revers	United States

(d) Title of Class of Securities:

Common units representing limited partner interests (“Common Units”)

(e) CUSIP Number:

46643C 109

ITEM 3.

Not applicable.

CUSIP: 46643C 109	Schedule 13G	Page 8 of 11

ITEM 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All of the common and subordinated units in the Issuer held byJP Energy Development LP (“JPED”) were distributed to its parent AL Lonestar, LLC (“AL Lonestar”). Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”) is successor by merger to AL Lonestar, which is successor by merger to Lonestar Midstream Holdings, LLC (“Lonestar Midstream”). Magnolia Holdings therefore was the holder of all the common and subordinated units in the Issuer formerly held by JPED and Lonestar Midstream.

ArcLight Energy Partners Fund V, L.P. (“Fund V”) owns and controls Magnolia Holdings and therefore was deemed to indirectly beneficially own the common and subordinated units of the Issuer held by Magnolia Holdings. ArcLight Capital Partners, LLC (“ArcLight Capital Partners”) is the investment manager of, and ArcLight Capital Holdings, LLC is the managing partner of the general partner of, Fund V. Due to certain voting rights granted to Mr. Revers as a member of ArcLight Capital Partners’ investment committee, Mr. Revers was deemed to indirectly beneficially own the units held by Magnolia, but disclaimed any such ownership except to the extent of his pecuniary interest therein.

On March 8, 2017, all of the common and subordinated units in the Issuer held beneficially or otherwise by the Reporting Persons were converted into common units of AMID upon the completion of the acquisition of the Issuer by American Midstream Partners, LP (“AMID”) pursuant to that certain Agreement and Plan of Merger, dated as of October 23, 2016, by and among the Issuer, JPE Energy GP II LLC, AMID, American Midstream GP, LLC, Argo Merger Sub, LLC and Argo Merger GP Sub, LLC. The Reporting Persons no longer beneficially own any securities in the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP: 46643C 109	Schedule 13G	Page 9 of 11

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

CUSIP: 46643C 109	Schedule 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : March 17, 2017

/s/ Daniel R. Revers
Magnolia Infrastructure Holdings, LLC
By: Daniel R. Revers, President

/s/ Daniel R. Revers
Arclight Capital Partners, LLC
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Arclight Capital Holdings, LLC
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Arclight Energy Partners Fund V, LP
By: ArcLight PEF GP V, its general partner
By: Arclight Capital Holdings, its manager
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

CUSIP: 46643C 109	Schedule 13G	Page 11 of 11

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of March 17, 2017

/s/ Daniel R. Revers
Magnolia Infrastructure Holdings, LLC
By: Daniel R. Revers, President

/s/ Daniel R. Revers
Arclight Capital Partners, LLC
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Arclight Capital Holdings, LLC
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Arclight Energy Partners Fund V, LP
By: ArcLight PEF GP V, its general partner
By: Arclight Capital Holdings, its manager
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers